UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 001-334229

Acorn International, Inc.

(Registrant’s name)

19/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Explanatory Note

On May 23, 2018, the Board of Directors (the “Board”) of Acorn International, Inc. (the “Company”) declared a one-time cash dividend on the Company’s ordinary shares of US$0.75 per ordinary share. This cash dividend is payable June 22, 2018 to shareholders of record on June 4, 2018. The aggregate amount of cash dividends payable would be approximately US$40 million.

The Company recently sold Bright Rainbow Investments Limited, a Hong Kong subsidiary which has a wholly-owned Chinese subsidiary that owned certain fixed assets that were no longer being used by the Company as a result of its transition to an asset-lite model, in exchange for cash payment of approximately RMB360 million (US$57 million), subject to a post-closing working capital adjustment (the “Non-Core Asset Disposal”). Notwithstanding the Non-Core Asset Disposal, the Company has retained and will continue focusing on the development of its core business operations, including its legacy brands, such as Babaka, and its other existing business units, as well as new businesses, such as Acorn Fresh and Acorn Entertainment. In this regard, the Company expects to retain at least US$10 million cash proceeds from the Non-Core Asset Disposal after the payment of the aforesaid cash dividend, which will be available at the discretion of the Board for business operations and other corporate purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2018
Acorn International, Inc

	By:	/s/ Jacob Alexander Fisch
	Name:	Jacob Alexander Fisch
	Title:	Chief Executive officer